SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                -----------------


                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                            (Amendment No. _________)


                            PathoGenesis Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                      Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    70321E104
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                                 (CUSIP Number)

                                  July 31, 1998
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             (Date of Event Which Requires Filing of this Statement)



         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  |_| Rule 13d-1(b)

                  |X| Rule 13d-1(c)

                  |_| Rule 13d-1(d)

----------------------------------                   ---------------------------
|CUSIP NO. 70321E104             |   13G            |   Page 2    of 6  Pages  |
|          -----------           |                  |        ---     ---       |
----------------------------------                   ---------------------------

|--------|---------------------------------------------------------------------|
|   1    |  NAMES OF REPORTING PERSONS                                         |
|        |  I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITES ONLY)          |
|        |  Saul B. Katz                                                       |
|        |                                                                     |
|--------|---------------------------------------------------------------------|
|   2    |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]  |
|        |                                                            (b) [ ]  |
|        |                                                                     |
|--------|---------------------------------------------------------------------|
|   3    |  SEC USE ONLY                                                       |
|        |                                                                     |
|--------|---------------------------------------------------------------------|
|   4    |  CITIZENSHIP OR PLACE OF ORGANIZATION                               |
|        |  U.S.A.                                                             |
|        |                                                                     |
|-----------------|--------|---------------------------------------------------|
|                 |   5    |  SOLE VOTING POWER                                |
|                 |        |  40,000                                           |
|     NUMBER OF   |--------|---------------------------------------------------|
|      SHARES     |   6    |  SHARED VOTING POWER                              |
|   BENEFICIALLY  |        |  815,000                                          |
|     OWNED BY    |--------|---------------------------------------------------|
|       EACH      |   7    |  SOLE DISPOSITIVE POWER                           |
|    REPORTING    |        |  40,000                                           |
|      PERSON     |--------|---------------------------------------------------|
|       WITH      |   8    |  SHARED DISPOSITIVE POWER                         |
|                 |        |  815,000                                          |
|------------------------------------------------------------------------------|
|   9    |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON       |
|        |  855,000                                                            |
|        |                                                                     |
|--------|---------------------------------------------------------------------|
|  10    |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN  [X] |
|        |  SHARES                                                             |
|        |  (Excludes 30,000 shares held by Mr. Katz's adult children          |
|        |   in a partnership).                                                |
|--------|---------------------------------------------------------------------|
|  11    |  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9                    |
|        |  5.3%                                                               |
|--------|---------------------------------------------------------------------|
|  12    |  TYPE OF REPORTING PERSON                                           |
|        |  IN                                                                 |
--------------------------------------------------------------------------------

----------------------------------                   ---------------------------
|CUSIP NO. 70321E104             |   13G            |   Page 3    of 6  Pages  |
|          -----------           |                  |        ---     ---       |
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
Item 1(a).        Name of Issuer:

                  PathoGenesis Corporation

Item 1(b).        Address of Issuer's Principal Executive Offices:
                  201 Elliott Avenue West
                  Seattle, Washington 98119

Item 2(a).        Name of Person Filing:

                  Saul B. Katz

Item 2(b).        Address of Principal Office, or if None, Residence:

                  c/o Sterling PathoGenesis Company
                  575 Fifth Avenue
                  New York, NY 10017

Item 2(c).        Citizenship:
                  U.S.A.

Item 2(d).        Title of Class of Securities:

                  Common Stock, par value $.001 per share.

Item 2(e).        CUSIP Number:

                  70321E104

Item 3.           If This Statement is Filed Pursuant to Rule 13d-1(b) or
                  13d-2(b) or (c), Check Whether the Person Filing is a:
         (a)      |_|      Broker or dealer registered under Section 15 of the Exchange Act.
         (b)      |_|      Bank as defined in Section 3(a)(6) of the Exchange Act.
         (c)      |_|      Insurance company as defined in Section 3(a)(19) of the Exchange Act.
         (d)      |_|      Investment company registered under Section 8 of the Investment
                           Company Act.
         (e)      |_|      An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).
         (f)      |_|      An employee benefit plan or endowment fund in accordance with Rule
                           13d-1(b)(1)(ii)(F).
         (g)      |_|      A parent holding company or control person in accordance with Rule
                           13d-1(b)(1)(ii)(G).

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|CUSIP NO. 70321E104             |   13G            |   Page 4    of 6  Pages  |
|          -----------           |                  |        ---     ---       |
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
         (h)      |_|      A savings association as defined in Section 3(b)
                           of the Federal Deposit Insurance Act.

         (i)      |_|      A church plan that is excluded from the
                           definition of an investment company under Section
                           3(c)(14) of the Investment Company Act.
         (j)      |_|      Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

         If this statement is filed pursuant to Rule 13d-1(c), check this box.    |X|

Item 4.           Ownership:

                  The following information is as of August 20, 1998:(1)
                  (a)      Amount Beneficially Owned: 855,000
                  (b)      Percent of Class: 5.3%
                  (c)      Number of shares as to which such person has:
                           (i)   sole power to vote or to direct the vote:
                                 40,000
                           (ii)  shared power to vote or to direct the vote: 815,000
                           (iii) sole power to dispose or to direct the disposition of:
                                 40,000
                           (iv)  shared power to dispose or to direct the disposition of:
                                 815,000

Item 5.           Ownership of Five Percent or Less of a Class:

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class securities, check the following [ ].

Item 6.           Ownership of More than Five Percent on Behalf of Another Person:

                  800,000 shares are held by Sterling PathoGenesis Corporation
                  ("Sterling") of which Mr. Katz is a partner, and Sterling has the right to receive proceeds from the sale of such shares.
                  Mr. Katz disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest.

--------
(1) As of July 31, 1998, the amount beneficially owned and percent of class were: 828,750 shares and 5.1%.

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|CUSIP NO. 70321E104             |   13G            |   Page 5    of 6  Pages  |
|          -----------           |                  |        ---     ---       |
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
                  10,000 shares are held jointly with a partner in Sterling who has the right to receive proceeds from the sale of such shares. Mr. Katz disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest.

                  5,000 shares are held jointly with Mr. Katz's spouse who has the right to receive proceeds from the sale of any such shares.

                  Certain other partners in Sterling hold securities of the Issuer outside of Sterling.


Item 7.           Identification and Classification of the Subsidiary which
                  Acquired the Security Being Reported on by the Parent Holding
                  Company:

                  Not Applicable.


Item 8.           Identification and Classification of Members of a Group:

                  Not Applicable.


Item 9.           Notice of Dissolution of Group:

                  Not Applicable.


Item 10.          Certification:

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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|CUSIP NO. 70321E104             |   13G            |   Page 6    of 6  Pages  |
|          -----------           |                  |        ---     ---       |
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                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                                9/2/1998
                                                          ----------------------
                                                                 (Date)


                                                             /s/ Saul B. Katz
                                                          ----------------------
                                                                (Signature)

                                                               Saul B. Katz
                                                          ----------------------
                                                               (Name/Title)